October 1, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-0404
Attn: Russell Mancuso, Legal Branch Chief

Re:       Searchlight Minerals Corp.
Registration Statement on Form S-1/A
(File No. 333-132929)
Dear Mr. Mancuso:

Per our earlier conversation, Searchlight Minerals Corp. is hereby requesting that the effective date of the Registration Statement on Form S-1 (File No. 333-132929) be accelerated to Friday, October 2, 2009 at 10:00 a.m. (Eastern Time), or as soon thereafter as is practicable.  We enclose copies of the Company’s request for acceleration and the additional acknowledgement letter, each dated as of October 1, 2009.

Please contact me at (310) 820-8800 if you have any further questions.

Very truly yours, /s/ Jeffrey P. Berg Jeffrey P. Berg of BAKER & HOSTETLER LLP

CC:	CARL S. AGER
KRISTIN LOCHHEAD
JOSEPH MCCANN
IAN R. MCNEIL
MELVIN L. WILLIAMS